

New York Stock Exchange
11 Wall Street
New York, NY  10005

September 11, 2019


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Common Shares of Beneficial Interest, $0.01 par value per share of NUVEEN MUNICIPAL CREDIT OPPORTUNITIES FUND under the Exchange Act of 1934.


Sincerely,

